FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 2, 2006

Commission File Number   001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: August 2, 2006	By:	/s/ Joseph Tung

	Name: Title:	Joseph Tung Chief Financial Officer

Item 1

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc.
Room 1901, No. 333, Section 1	Joseph Tung, CFO / Vice President
Keelung Road, Taipei, Taiwan, 110	Freddie Liu, Financial Controller
ir@aseglobal.com
Tel: + 886.2.8780.5489
Fax: + 886.2.2757.6121
http://www.aseglobal.com

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED
CONSOLIDATED FINANCIAL RESULTS FOR YEAR 2006 SECOND-QUARTER

Taipei, Taiwan, R.O.C., August 1, 2006 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of IC packaging and testing services, today reported unaudited consolidated net revenues1 of NT$26,287 million for the second quarter of 2006 (2Q06), up 46% year-over-year and up 6% sequentially2. Net income for the quarter totaled NT$7,319 million, up from net loss of NT$9,094 million in 2Q05 and from net income of NT$3,182 million in 1Q06. Earnings per share for the quarter was NT$1.58 (or US$0.245, per ADS), compared to loss per share of NT$2.08 for 2Q05 and earnings per share of NT$0.69 for 1Q06.

For the six months ended June 30, 2006, the Company reported net revenues of NT$51,124 million and net income of NT$10,501 million. Earnings per share for the 1st half of 2006 was NT$2.27, or US$0.353 per ADS.

RESULTS OF OPERATIONS

2Q06 Results Highlights

•	Net revenues contribution from IC packaging operations, testing operations, module assembly, and others were NT$18,701 million, NT$5,700 million, NT$1,254 million and NT$632 million, respectively, and each represented approximately 71%, 22%, 5% and 2% respectively, of total net revenues for the quarter.

•	Cost of revenues was NT$18,795 million, up 3% sequentially and up 18% year-over-year.

	–	As a percentage of total net revenues, cost of revenues was 72% in 2Q06, down from 73% in 1Q06 and from 89% in 2Q05.

	–	Raw material cost totaled NT$8,137 million during the quarter, representing 31% of total net revenues; compared with NT$7,727 million and 31% of revenues in the previous

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with generally accepted accounting principles in the Republic of China, or ROC GAAP. Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and review by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

2 In October 2005, the Company disposed of its camera module assembly operation in Malaysia. Accordingly, the historical consolidated financial information presented in this press release has been retroactively adjusted to net out the results of these discontinued operations, which will be presented as a separate line item in our consolidated statement of operations. The consolidated financial information presented herein represents the results of continuing operations only.

August 1, 2006

Advanced Semiconductor Engineering, Inc.

quarter.

–	Depreciation, amortization and rental expenses totaled NT$3,743 million during the quarter, relatively unchanged sequentially and down 3% year-over-year.

•	Total operating expenses during 2Q06 were NT$2,052 million, including NT$645 million in R&D and NT$1,407 million in SG&A. Total operating expenses as a percentage of net revenues for the current quarter were 8%, relatively unchanged from the previous quarter and down from 12% in 2Q05.

•	Operating profit for the quarter totaled NT$5,440 million, up from NT$4,685 million in the previous quarter. Operating margin improves from 19% in 1Q06 to 21% in 2Q06.

•	In terms of non-operating items,

–	Net interest expense was NT$338 million, down from NT$359 million a quarter ago.

–	Net exchange loss of NT$17 million was mainly attributable to the exchange loss in Korean Won- based loans and payables due to stronger Korean Won against US dollars.

–	Gain on long-term investment was NT$83 million relating to investment income from minority-owned affiliates, including NT$66 million of investment income from Universal Scientific Industrial Co. ("USI"), NT$18 million of investment income from Hung Ching Construction, and NT$1 million of investment loss from Hung Ching Kwan Co.

–	We have reached final settlement with the insurers on June 27, 2006 with regards to the fire damage incurred to ASE's Chung-Li plants. The final settlement amount is NT$8,068 million. Deducting the fire insurance receivable recorded in 2Q05, the company recognized NT$3,427 million non-operating income from the insurance settlement in 2Q06. In addition, NT$1,120 million worth of equipment and buildings was repaired and recovered, and the same amount of fire loss recorded previously was reversed and recorded as non-operating income. Meanwhile, the company took a provision for customer compensation, and took a charge on certain obsolete assets in the quarter which totaled NT$1,124 million. Together with other non-operating expenses, non-operating income booked in the quarter was NT$3,152 million, compared to non-operating expenses of NT$602 million for 1Q06 and NT$9,958 million for 2Q05.

•	Income before tax was NT$8,592 million for 2Q06. We recorded an income tax expense of NT$435 million during the quarter. Minority interest adjustment was NT$838 million.

•	In 2Q06, net income was NT$7,319 million, compared to net income of NT$3,182 million for 1Q06 and net loss of NT$9,094 million for 2Q05. For the six months ended June 30, 2006, the company reported net income of NT$10,501 million, compared with a net loss of NT$9,222 million in the same period 2005.

•	Our total number of shares outstanding at the end of the quarter was 4,394,071,307. Our fully-diluted EPS for 2Q06 was NT$1.58, or US$0.245 per ADS, based on 4,673,420,846 weighted average number of shares outstanding during the second quarter. EPS for the first half of 2006 was NT$2.27, or US$0.353 per ADS.

LIQUIDITY AND CAPITAL RESOURCES

•	As of end of June 2006, our cash and other financial assets totaled NT$22,360 million, up from NT$17,156 million as of March end 2006.

•	Capital expenditures in 2Q06 totaled US$132 million, of which US$49 million was for IC packaging, US$4 million was for module assembly, US$58 million was for testing, and US$21 million was for interconnect materials.

August 1, 2006

Advanced Semiconductor Engineering, Inc.

•	For the first half of 2006, the company spent US$199 million of capital expenditures, including US$74 million for IC packaging, US$7 million for module assembly, US$72 million for testing, and US$46 million for IC substrate.

•	As of the end of 2Q06, we had total bank debts of NT$50,038 million, decreased from NT$50,199 million as of end of 1Q06. Total bank debts consisted of NT$5,482 million of revolving working capital loans, NT$3,512 million of current portion of long-term debts, NT$31,640 million of long-term debts and NT$9,404 million of long-term bonds payable. Total unused banking facilities were NT$38,445 million.

•	Current ratio improved from 1.63 as of end of 1Q06 to 1.71 as of end of 2Q06, and net debt to equity ratio was 0.41 as of end of June 2006.

•	Total number of employees was 28,087 as of June 30, 2006.

BUSINESS REVIEW

IC Packaging Services

•	Revenues generated from our IC packaging operations were NT$18,701 million during the quarter, up NT$870 million or 5% sequentially and up NT$6,008 million or 47% year-over-year. On a sequential basis, the increase in packaging revenue was primarily due to favorable product mix changes and volume increase.

•	Revenues from advanced substrate and leadframe-based packaging accounted for 89% of total IC packaging revenues during the quarter, relatively unchanged from the previous quarter.

•	Gross margin for our IC packaging operations was 26%, up by two percentage points sequentially and up by fifteen percentage points year-over-year as a result of increased volume.

•	Capital expenditure for our IC packaging operations amounted to US$49 million during the quarter, of which US$37 million was for wirebonding packaging capacity, and US$12 million was for wafer bumping and flip chip packaging equipment.

•	As of June 30, 2006, there were 6,517 wirebonders in operation, of which 229 wirebonders were added and 38 wirebonders were disposed of during the quarter.

•	Revenues from flip chip packages and wafer bumping services accounted for 15% of total packaging revenue, down from 16% in 1Q06.

Testing Services

•	Revenues generated from our testing operations were NT$5,700 million, up NT$577 million or 11% sequentially and up NT$1,948 million or 52% year-over-year.

•	Final testing contributed 76% to total testing revenues, down by one percentage points from the previous quarter. Wafer sort contributed 19% to total testing revenues, relatively unchanged from the previous quarter. Engineering testing contributed 5% to total testing revenues, up by one percentage point from the previous quarter.

•	Depreciation, amortization and rental expense associated with testing operation amounted to NT$1,587 million, down from NT$1,616 million in 1Q06 and NT$1,761 million in 2Q05.

•	In 2Q06, gross margin for our testing operations was 43%, up by four percentage point sequentially and up by twenty seven percentage points year-over-year. The sequential increase in gross margin was primarily due to higher utilization, lower depreciation, amortization and rental expenses in the second quarter of 2006. Testing ASP remained relatively unchanged compared to 1Q06.

•	Capital spending on our testing operations amounted to US$58 million during the quarter.

•	As of June 30, 2006, there were 1,314 testers in operation, of which 56 testers were added

August 1, 2006

Advanced Semiconductor Engineering, Inc.

and 47 testers were disposed of during the quarter.

Module Assembly Services

•	Revenues generated from our module assembly operations were NT$1,254 million, down NT$221 million or 15% sequentially, and down NT$198 million or 14% year-over-year mainly due to volume decrease.

•	In 2Q06, gross margin for our module assembly operations was 17%, down by one percentage point sequentially and up by five percentage points year-over-year.

Substrate Operations

•	PBGA substrate manufactured by ASE amounted NT$2,008 million for the quarter, up by NT$176 million or 10% from the previous quarter, and increased by NT$1,064 million or 113% from a year-ago quarter. Of the total output of NT$2,008 million, NT$632 million was from sales to external customers.

•	Gross margin for substrate operation was 24% during the quarter, down by two percentage point compared with previous quarter, and up by thirty six percentage points compared with a year-ago quarter.

•	In 2Q06, the Company’s internal substrate manufacturing operations supplied 34% (by value) of our total substrate requirements.

•	As of end of June 30, 2006, the Company’s PBGA capacity was at 40 million units per month.

Customers

•	Our five largest customers together accounted for approximately 27% of our net revenues in 2Q06, decreased from 29% in 1Q06 and from 32% in 2Q05. No customer accounted for more than 10% of our total revenues.

•	Our top 10 customers contributed 44% of our net revenues during the quarter, decreased from 46% in 1Q06 and 2Q05.

•	Our customers that are integrated device manufacturers, or IDMs, accounted for 41% of our revenues in 2Q06, compared to 42% in 1Q06 and 43% in 2Q05.

About ASE, Inc.

ASE, Inc. is the world's largest independent provider of IC packaging services and, together with its subsidiary ASE Test Limited (Nasdaq: ASTSF), the world's largest independent provider of IC testing services, including front-end engineering testing, wafer probing and final testing services. ASE, Inc.’s international customer base of more than 200 customers include such leading names as ATI Technologies Inc., CSR plc, Freescale Semiconductor, Inc., IBM Corporation, NVIDIA Corporation, Koninklijke Philips Electronics N.V., Qualcomm Incorporated, RF Micro Devices Inc., STMicroelectronics N.V. and VIA Technologies, Inc. With advanced technological capabilities and a global presence spanning Taiwan, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services. For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this

August 1, 2006

Advanced Semiconductor Engineering, Inc.

press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2005 Annual Report on Form 20-F filed on June 19, 2006.

August 1, 2006

Supplemental Financial Information

Consolidated Operations

Amounts in NT$ Millions	2Q/06	1Q/06	2Q/05
Net Revenues	26,287	24,837	17,988
Revenues by End Application
Communication	36%	34%	36%
Computer	25%	28%	31%
Automotive and Consumers	38%	37%	29%
Others	1%	1%	4%
Revenues by Region
North America	53%	53%	55%
Europe	13%	11%	12%
Taiwan	18%	22%	17%
Japan	9%	9%	10%
Other Asia	7%	5%	6%

IC Packaging Services

Amounts in NT$ Millions	2Q/06	1Q/06	2Q/05
Net Revenues	18,701	17,831	12,693
Revenues by Packaging Type
Advanced substrate & leadframe based	89%	89%	87%
Traditional leadframe based	5%	6%	8%
Others	6%	5%	5%
Capacity
CapEx (US$ Millions) *	49	25	24
Number of Wirebonders	6,517	6,326	6,136
Wafer Bumping 8” (pcs/month)	78,000	70,000	45,000
Wafer Bumping 12” (pcs/month)	15,000	15,000	10,000

Testing Services

Amounts in NT$ Millions	2Q/06	1Q/06	2Q/05
Net Revenues	5,700	5,123	3,752
Revenues by Testing Type
Final test	76%	77%	80%
Wafer sort	19%	19%	16%
Engineering test	5%	4%	4%
Capacity
CapEx (US$ Millions) *	58	14	13
Number of Testers	1,314	1,305	1,350
* Capital expenditure amounts exclude building construction costs.

Advanced Semiconductor Engineering, Inc.
Consolidated Summary Income Statements Data
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended

	Jun. 30	Mar. 31	Jun. 30	Jun. 30	Jun. 30
	2006	2006	2005	2006	2005
Net revenues:
IC Packaging	18,701	17,831	12,693	36,532	25,448
Testing	5,700	5,123	3,752	10,823	7,445
Module Assembly	1,254	1,475	1,452	2,729	2,631
Others	632	408	91	1,040	287

Total net revenues	26,287	24,837	17,988	51,124	35,811

Cost of revenues	18,795	18,202	15,933	36,997	31,935

Gross Profit	7,492	6,635	2,055	14,127	3,876

Operating expenses:
Research and development	645	634	672	1,279	1,341
Selling, general and administrative	1,407	1,316	1,558	2,723	2,921

Total operating expenses	2,052	1,950	2,230	4,002	4,262

Operating income (loss)	5,440	4,685	(175)	10,125	(386)

Net non-operating (income) expenses:
Interest expenses - net	338	359	360	697	654
Foreign exchange loss (gain)	17	(43)	1	(26)	(13)
Loss (gain) on long-term investment	(83)	(61)	2	(144)	(20)
Loss (gain) on disposal of assets	26	(22)	62	3	59
Others	(3,450)	369	9,533	(3,079)	9,598

Total non-operating expenses	(3,152)	602	9,958	(2,549)	10,278

Income (loss) before tax	8,592	4,083	(10,133)	12,674	(10,664)
Income tax expense (benefit)	435	18	21	453	(125)

Income (loss) from continuing operations	8,157	4,065	(10,154)	12,221	(10,539)
Loss (Income) from discontinuing operations	-	-	(59)	-	(82)
Cumulative effect of change in accounting
principle	-	457	-	457	-

Income (loss) before minority interest	8,157	3,608	(10,095)	11,764	(10,457)
Minority interest	838	426	(1,001)	1,263	(1,235)

Net income (loss)	7,319	3,182	(9,094)	10,501	(9,222)

Per share data:
Earnings (loss) per common share
	– Basic NT$1.67	NT$0.72	NT$(2.08)	NT$ 2.39	NT$(2.11)
	– Diluted NT$1.58	NT$0.69	NT$(2.08)	NT$ 2.27	NT$(2.11)
Earnings (loss) per pro forma equivalent ADS
	– Basic US$0.259	US$0.112	US$(0.332)	US$0.372	US$(0.335)
	– Diluted US$0.245	US$0.107	US$(0.332)	US$0.353	US$(0.335)

Number of weighted average shares used in	4,673,421	4,651,513	4,364,563	4,661,703	4,636,762
diluted EPS calculation (in thousands)

Forex (NT$ per US$1)	32.12	32.26	31.36	32.19	31.54

Advanced Semiconductor Engineering, Inc.
Consolidated Summary Balance Sheet Data
(In NT$ millions)
(Unaudited)

	As of Jun. 30, 2006	As of Mar. 31, 2006

Current assets:
Cash and cash equivalents	17,038	10,261
Financial assets – current	5,322	6,895
Notes and accounts receivable	13,477	15,030
Inventories	6,513	7,561
Others	9,518	6,137

Total current assets	51,868	45,884
Financial assets – non current	5,238	5,138
Properties – net	73,275	67,897
Other assets	10,909	10,655

Total assets	141,290	129,574

Current liabilities:
Short-term debts – revolving credit	5,482	5,327
Short-term debts – current portion of long-term
debts	3,512	4,586
Notes and accounts payable	9,388	9,035
Others	12,008	9,286

Total current liabilities	30,390	28,234
Long-term debts	31,640	30,944
Long-term bonds payable	9,404	9,342
Other liabilities	2,498	2,240

Total liabilities	73,932	70,760
Minority interest	9,280	8,372
Shareholders’ equity	58,078	50,442

Total liabilities & shareholders’ equity	141,290	129,574

Current Ratio	1.71	1.63
Net Debt to Equity	0.41	0.56